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STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

February 22, 2013

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds, Inc. (SEC Files Nos. 333-02381 and 811-07589) and The Hartford Mutual Funds II, Inc. (SEC File Nos. 002-11387 and 811-00558) (each, a “Registrant” and collectively, the “Registrants”)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to me, Alice Pellegrino, Ellen Valvo and Chelsea Childs on January 28, 2013 with respect to The Hartford Mutual Funds, Inc. Post-Effective Amendment No. 113 and The Hartford Mutual Funds II, Inc. Post-Effective Amendment No. 119, each filed on December 14, 2012. On behalf of each Registrant, we have reproduced your comments below and provided the Registrants’ responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Prospectuses.

1.              Comment:                                 Please confirm that any required XBRL filings will be made within fifteen days after effectiveness of the registration statements.

Response:                                    The Registrants confirm that the required filings will be made.

2.              Comment:                                 With respect to Prospectuses for funds that disclose a strategy of investing in common stocks, and in particular for funds that invest in small- and mid-cap stocks, please disclose the market capitalization of the securities in which the fund invests, along with the risks associated with those securities.

Response:                                    The Registrants note that such disclosure is included in the Principal Investment Strategy and Main Risks section of the Summary Section and/or in the Additional Information Regarding Risks and Investment Strategies section for those funds that identify a market capitalization in the fund name and for certain other funds.  For other funds that disclose a strategy of investing in common stocks, the Registrants do not believe that disclosure of the market capitalization of the securities in which the fund may invest is necessary because investment in securities of a particular market capitalization is not a principal investment strategy of the fund.  Accordingly, for those funds, the Registrants have included only a general description of the market capitalization of the securities in which a fund may invest in the Principal Investment Strategy section of the fund’s Prospectus.

3.              Comment:                                 With respect to Prospectuses for funds that disclose a strategy of investing in debt securities, to the extent a fund has a policy with respect to the maturity or credit quality of the securities in which the fund invests, please disclose that policy.

Response:                                    The Registrants note that such disclosure is included in the Principal Investment Strategy sections for those funds that have a policy with respect to the maturity and/or credit quality of the securities in which the fund may invest. To the extent no such policy is disclosed, there is no limit on the maturity and/or credit quality of the securities in which the fund may invest.

4.              Comment:                                 With respect to each fund’s expense table, please revise the “Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is less)” line item for Class A shares to reflect “1.00%” and revise the accompanying footnote to indicate that such deferred sales charge only applies for investments over $1 million.

Response:                                    Shareholders of a fund are generally not subject to a contingent deferred sales charge (“CDSC”) on redemptions of Class A shares. However, investments of $1 million or more in Class A shares — which qualify for a full waiver of the Class A shares’ front end sales charge — are subject to a CDSC of 1.00% on any shares sold within 18 months of purchase. This fact is disclosed in the How Sales Charges are Calculated section of each fund’s Prospectus. The Registrants believe disclosure of this 1.00% CDSC is material to investors but believe that it is inappropriate to identify such CDSC in the table as the Class A shares maximum deferred sales charge given that most shareholders will never be required to pay such a sales charge. Prior to the introduction of the summary prospectus, the Registrants had only disclosed the Class A shares 1.00% CDSC in a footnote to the expense table. In its implementation of the summary prospectus, the Registrants removed the footnote and included a cross reference to the disclosure of the Class A shares 1.00% CDSC in the How Sales Charges are Calculated section of the prospectus in the narrative introduction to a fund’s expense table. When the Securities and Exchange Commission (“SEC”) staff (the “Staff”) indicated in its comments to the Hartford Mutual Funds’ summary prospectus that such language in the introduction to the expense table is not permitted by Form N-1A, the Registrants removed the cross-reference and added the parenthetical in the expense table indicating that no deferred sales charge applies to Class A investments of under $1 million. As a result of certain limitations imposed by XBRL, the Registrants had proposed to revert to using only a footnote to disclose this CDSC as part of the Registrants’ annual update to their registration statements. However, the Registrants again received a comment from the Staff indicating that the footnote could only be included to the extent the sales charges referred to in the footnote were included in the expense table. Accordingly, in order to address the staff comment, the Registrants reinserted the parenthetical to the expense table indicating that there is no deferred sales charge for Class A shares where under $1 million is invested, such that the deferred sales charge is included in the table. As indicated above, the Registrants believe that further revision to the expense table to reflect a 1.00% deferred sales charge would be inappropriate and potentially misleading. For these reasons, the Registrants respectfully decline to make the proposed change.

5.              Comment:                                 With respect to each fund’s expense table, please note that an expense reimbursement arrangement may only be shown where the reimbursement arrangement will actually reduce fund operating expenses for no less than one year from the effective date of the registration statement.

Response:                                    The Registrants are aware of this restriction and note that the expense reimbursement arrangements disclosed in each fund’s expense table and accompanying footnotes will remain in effect for one year from the effective date of the registration statement.

The Registrants note that, based on expense information for the previous fiscal year (on which the information in the expense table is based), certain of the expense reimbursement arrangements disclosed in the Prospectuses are not expected to result in an actual reduction in expenses for one or more classes of certain funds. However, because the Prospectus for each fund includes multiple classes, it would be difficult to delete the information for such class(es) if the expenses for other classes in the Prospectus are being reduced. In addition, the Registrants note that, to the extent a class’s expenses were to increase during the year and as such are higher than the expenses for the previous fiscal year, the class’s expenses may be reduced as a result of the expense reimbursement arrangements. For these reasons, the Registrants have determined to include disclosure regarding the expense reimbursement arrangements that apply to each applicable class of each fund in the footnotes to the expense table.

6.              Comment:                                 With respect to the expense reimbursement arrangements that are disclosed in the funds’ Prospectuses, please discuss whether the amounts reimbursed pursuant to the expense reimburse arrangements can be recouped by the reimbursing party.

Response:                                    Amounts reimbursed under the expense reimbursement arrangements applicable to the Hartford Mutual Funds may not be recouped by the reimbursing party.

7.              Comment:                                 With respect to the expense reimbursement arrangements disclosed in the footnotes to each fund’s expense table, please delete the disclosure indicating that certain arrangements will renew automatically for one-year terms.

Response:                                    The Registrants note that Instruction 3(e) to Item 3 of Form N-1A permits a fund to reflect expense reimbursement arrangements that will be in effect for no less than one year from the effective date of the registration statement in a fund’s expense table provided that the fund also discloses the period for which the arrangement is expected to continue and describes who can terminate the arrangement and under what circumstances. The Registrants believe that the current disclosure is consistent with this requirement, as it describes the fact that the arrangements are in effect for a specific one-year term but are also effectively ongoing for successive one-year terms unless terminated by the reimbursing party prior to the start of the following one-year term or by the fund’s Board of Directors. For this reason, the Registrants respectfully decline to make the proposed change.

8.              Comment:                                 Please clarify supplementally whether the expenses set forth in each fund’s expense example reflect the expense reimbursement arrangements set forth in the fund’s expense table and accompanying footnotes only for the initial period set forth in the footnotes.

Response:                                    The Registrants confirm that the expenses set forth in each fund’s expense example reflect the expense reimbursement arrangements set forth in the fund’s expense table and accompanying footnotes only for the initial period set forth in the footnotes.

9.              Comment:                                 With respect to each fund’s expense table, to the extent acquired fund fees and expenses exceed 1 basis point, please include a line item for acquired fund fees and expenses in the table.

Response:                                    A line item for acquired fund fees and expenses will be included in a fund’s expense table to the extent acquired fund fees and expenses exceed 1 basis point for the fund.

10.       Comment:                                 With respect to the Past Performance section of each fund’s prospectus, please confirm that the highest and lowest quarterly results do not fall outside the periods shown in the bar chart.

Response:                                    The Registrants confirm that the highest and lowest quarterly results that will be displayed in each fund’s Past Performance section will not fall outside the periods shown in the bar chart.

11.       Comment:                                 Please clarify supplementally whether there is any advance notice required prior to a change in a fund’s investment goal. If so, please indicate the notice period in the fund’s prospectus.

Response:                                    Each fund’s investment goal is non-fundamental and, accordingly, may be changed without shareholder approval. This fact is disclosed in each fund’s Prospectus. The funds do not have a specific policy regarding provision of advance notice in the event of a change in a fund’s investment goal. Accordingly, each fund will consider whether advance notice to shareholders is appropriate based on the nature and extent of any change.

12.       Comment:                                 If a fund will sell credit default swaps, please discuss supplementally how the fund intends to cover its obligations under such swaps. In this regard, the Staff expects that a fund will cover the full notional value of the swap.

Response:                                    As described in a letter to you dated July 17, 2012 (the “CDS Letter”), it is the current policy of the Hartford Mutual Funds to segregate the full notional value of the swap agreement where a fund writes protection by means of a single name credit default swap and to segregate the market value of the swap where the underlying reference entity is an index or basket of securities. The Registrants believe this approach is reasonable given that credit default swaps based on underlying indices present less risk than single name credit default swaps and, as such, do not warrant coverage of the full notional value of the swap agreement. The Registrants note that, to their knowledge, there has been no guidance published by the SEC or the Staff prescribing a specific asset coverage approach for credit default swaps. See, e.g., Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, SEC Release No. IC-29776 (Aug. 31, 2011) (noting that asset segregation practices for certain types of derivatives have not been addressed by the SEC or the Staff). For a more complete discussion of the funds’ asset segregation policy and the basis for such policy, please see the CDS Letter.

Based on the Staff’s comment and its fuller explanation of the Staff’s views with respect to asset coverage for written credit default swaps, the Hartford Mutual Funds have reviewed their current policy in this area and are currently working with the Funds’ primary sub-adviser to implement changes to that policy consistent with the Staff’s recently articulated position.

13.       Comment:                                 If a fund invests in total return swaps, please confirm that the fund is aware of the following: (i) Investment Company Act Release No. 10666 (Apr. 18, 1979) (“Release 10666”); (ii) that the Staff’s position regarding asset coverage is under review; and (iii) that the Staff could issue future guidance related to asset coverage, which could impact the manner in which the fund operates.

Response:                                    The Registrants confirm that they are aware of (i) Release 10666; (ii) that the Staff’s position regarding asset coverage is under review; and (iii) that the Staff could issue future guidance related to asset coverage, which could impact the manner in which a fund operates.

14.       Comment:                                 To the extent a fund’s expense table contains a footnote stating that expense information in the table has been restated to reflect current fees, please supplementally discuss whether fees have increased and, if they have increased, explain why.

Response:                                    The Registrants will delete this footnote from any Prospectus in which it was previously included, as this language is no longer applicable.

15.       Comment:                                 Please confirm that the appropriate benchmark indices are reflected in each fund’s average annual total returns table, as the Staff notes that certain funds have placeholders for additional benchmarks.

Response:                                    The Registrants confirm that each fund’s average total returns table will include the appropriate benchmark(s) for that fund.

16.       Comment:                                 With respect to each fund that is a fund of funds, please include the material risks of investing in the underlying funds in the Summary Section.

Response:                                    The Registrant has included in the Main Risks section of the Summary Section of each such fund’s prospectus a summary of any specific risks that the

Registrant considers to be “Main Risks” of investing in the fund based on the types of underlying funds in which the fund invests and the percentage of assets generally allocated to such underlying funds. More detailed disclosure of the main risks of investing in the underlying funds is included in the Additional Information Regarding Risks and Investment Strategies section of the prospectuses.

17.       Comment:                                 With respect to the Target Retirement Funds, please consider revising the Target Date Allocation Risk paragraph for consistency with the Investment Company Institute’s (“ICI”) Principles to Enhance Understanding of Target Date Funds, which suggests inclusion of a statement “that the risks associated with a target date fund include the risk of loss, including losses near, at, or after the target date, and that there is no guarantee that the fund will provide adequate income at and through the investor’s retirement.”

Response:                                    Each Target Retirement Fund’s Prospectus includes risk disclosure indicating that a shareholder could lose money as a result of investment in the Fund and that there is no guarantee that the Fund will achieve its investment goal. Although the Registrant believes this disclosure addresses the Staff’s comment, the Registrant has further revised each Target Retirement Fund’s Prospectus to add a Target Date Fund Risk paragraph that more explicitly addresses this point consistent with this comment.

18.       Comment:                                 With respect to Global All-Asset Fund and Global Real Asset Fund, the Staff notes that the footnote to the “fee waiver and/or expense reimbursement” line item of the expense table states that the “waiver [of the Fund’s management fee in the amount paid to the Investment Manager by the Cayman subsidiary] will remain in effect for as long as the Fund remains invested in that subsidiary fund.” Please confirm that this waiver will be in effect for at least one year from the date of the registration statement.

Response:                                    The Registrant notes that the fee waivers will remain in effect for each Fund so long as the Fund invests in its respective Cayman subsidiary (a “Subsidiary”), as is contemplated in each Fund’s principal investment strategy. At this time, the Registrant anticipates that each Fund will continue to invest in its Subsidiary for at least one year from the effective date of the registration statement. However, the Registrant notes that, as a practical matter, the specific date of termination is irrelevant. In this regard, the Registrant notes that, if a Fund were to cease investing in its Subsidiary during the course of the year, the waiver would no longer be necessary because the Fund would no longer incur the previously-waived expenses (i.e., the indirect payment of a management fee with respect to the Subsidiary).

19.       Comment:                                 With respect to Global All-Asset Fund and Global Real Asset Fund, please confirm that the full amount of each Subsidiary’s expenses will be reflected in the respective Fund’s expense table.

Response:                                    The Registrant confirms that the full amount of each Subsidiary’s expenses will be reflected in the “Acquired fund fees and expenses” line item of each Fund’s expense table.

20.       Comment:                                 With respect to Global All-Asset Fund and Global Real Asset Fund, please disclose that the Subsidiaries will be managed in accordance with the Funds’ compliance policies and procedures.

Response:                                    The Registrant notes that each Fund’s Prospectus includes a Subsidiary Risk paragraph that discloses that the Subsidiary is not registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and is not subject to all of the investor protections of the Investment Company Act. However, the Investment Risks — Investments in a Subsidiary section of the Funds’ Statement of Additional Information indicates that the Subsidiaries are managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Funds. This disclosure further indicates that, unlike the Funds, each Subsidiary may be concentrated in one or more commodity related instruments, is not subject to diversification requirements, and may invest without limitation in commodity-related instruments.

21.       Comment:                                 With respect to Global All-Asset Fund and Global Real Asset Fund, please disclose who will provide investment management services to the Subsidiaries and who pays for those services.

Response:                                    The Registrant notes that such disclosure is included in The Investment Manager and Sub-Adviser — The Subsidiary section of each Fund’s Prospectus.

22.       Comment:                                 With respect to Global All-Asset Fund and Global Real Asset Fund, please disclose whether the financial statements of the Subsidiaries will be consolidated with the financial statements of the Funds.

Response:                                    The Registrant notes that the Investment Risks — Investments in a Subsidiary section of the Funds’ Statement of Additional Information states that the financial statements of each Subsidiary will be consolidated with the financial statements of its corresponding Fund in that Fund’s annual and semi-annual reports.

23.       Comment:                                 With respect to Global All-Asset Fund and Global Real Asset Fund, please confirm that each Subsidiary will enter into an advisory contract pursuant to the requirements of Section 15(a) of the Investment Company Act.

Response:                                    The Registrant respectfully notes that the Subsidiaries are not registered investment companies under the Investment Company Act and, therefore, are not required to comply with the requirements of Section 15 thereunder. Accordingly, although the provisions of the Subsidiaries’ advisory contracts are substantially similar to those of the Funds, we are unable to confirm that such contracts comply, in all respects, with the requirements of Section 15(a) of the Investment Company Act.

24.       Comment:                                 With respect to Global All-Asset Fund and Global Real Asset Fund, please confirm that each Subsidiary will comply with Sections 10 and 16 of the Investment Company Act with respect to the Subsidiary’s Board of Directors. At a minimum, please clarify supplementally whether the Funds’ Board of Directors makes all material decisions on behalf of the Subsidiaries.

Response:                                    The Registrant respectfully notes that the Subsidiaries are not registered investment companies under the Investment Company Act and, therefore, are not required to comply with the requirements of Sections 10 and 16 thereunder. Accordingly, the Subsidiaries do not comply with Sections 10 and 16 of the Investment Company Act with respect to their Boards of Directors. Any material changes in the operations of the Subsidiaries that would affect the Funds would be reviewed with the Funds’ Board of Directors.

25.       Comment:                                 With respect to Global All-Asset Fund and Global Real Asset Fund, please confirm whether the Subsidiaries have the same custodian and auditor as the Funds.

Response:                                    The Registrant confirms that the Subsidiaries’ custodian and auditor are the same as those for the Funds.

26.       Comment:                                 With respect to Global All-Asset Fund and Global Real Asset Fund, please provide an analysis to the Staff regarding whether each Fund’s investment in its respective Subsidiary is considered a liquid investment.

Response:                                    The Registrant believes that it is appropriate to treat each Fund’s investment in its respective Subsidiary as a liquid investment to the same extent as the underlying holdings of the Subsidiary are considered liquid. Accordingly, the Registrant will review the holdings of each Subsidiary to determine whether a given holding may be disposed of in the ordinary course of business within seven days at approximately the price at which it is valued by the Subsidiary. To the extent this requirement is met, the Fund will treat the portion of its investment in the Subsidiary represented by that holding as a liquid investment. The Registrant notes that, in this way, the liquidity of each Fund’s investments will be determined on a consolidated basis with its respective Subsidiary. In addition, the Registrant notes that each Fund may invest only up to 15% of its net assets in illiquid investments.  Accordingly, to the extent that all of a Subsidiary’s investments are deemed to be illiquid, the applicable Fund will invest only up to 15% of its net assets in the Subsidiary.

27.       Comment:                                 With respect to Global All-Asset Fund and Global Real Asset Fund, please confirm that the Funds will consent to service of process with respect to the Subsidiaries and examination of the Subsidiaries’ books and records.

Response:                                    The Registrant confirms that the Funds consent to service of process with respect to the Subsidiaries and examination of the Subsidiaries’ books and records.

28.       Comment:                                 With respect to Global All-Asset Fund and Global Real Asset Fund, please confirm that each Subsidiary’s Board of Directors will execute the Funds’ post-effective amendment.

Response:                                    The Registrant respectfully notes that the Subsidiaries are not required to execute the Funds’ post-effective amendments. The Subsidiaries are not offering their securities in the United States, nor are the Subsidiaries co-issuers of the Funds’ securities.

Each Subsidiary was organized solely for the purpose of providing the Funds a non-exclusive means by which the Funds may advance their investment objectives in compliance with an Internal Revenue Service (“IRS”) revenue ruling, which limited the Funds’ ability to gain exposure to the commodities markets through investments in commodity-linked swap agreements.(1)

(1)                                 The Registrant notes that each Fund may also enter into commodity-linked swap agreements directly, but is limited in its ability to do so by the IRS revenue ruling. Furthermore, as currently disclosed, the IRS issued a private letter ruling to the Funds in which the IRS specifically concluded that income derived from each Fund’s investment in its Subsidiary will constitute qualifying income to the Fund.

Section 7(d) of the Investment Company Act prohibits an investment company that is not organized or otherwise created under U.S. law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The Staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).(2) In each of the Conduit Letters, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Registrant is relying on the Conduit Letters in support of its view that each Subsidiary is not offering its securities in the United States in violation of Section 7(d).(3)

The Registrant also believes that each Subsidiary is not a co-issuer of the applicable Fund’s securities and, therefore, its directors are not required to sign the Fund’s post-effective amendments. The Registrant is aware that with respect to funds of funds relying on Section 12(d)(1)(E) of the Investment Company Act (so-called “master-feeder” or “hub and spoke” funds) the Staff requires the acquired fund to sign the registration statement of the acquiring fund. The Staff takes this position based upon its

(2)                                 See South Asia Portfolio, SEC-No-Action Letter (Mar. 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (Sept. 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

(3)                                 We believe the present situation presents less concern than situations where the Staff previously granted no-action relief because of the limited amount of each Fund’s assets invested in its Subsidiary. For instance, each Fund may invest a maximum of 25% of its assets in its Subsidiary under the terms of its private letter ruling and is limited by the diversification test that must be met to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets is invested in an offshore master fund) in which the SEC staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (Apr. 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

Each Fund’s investment in its Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve each Fund’s investment objectives in light of an IRS revenue ruling rather than to create a foreign investment vehicle to be marketed to U.S. investors.

view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act of 1933.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act of 1933]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of the Rule. In a typical master-feeder structure, the Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.(4)

Each Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that each Fund’s investment in a Subsidiary is a limited part of its overall investment strategy. The “chief part” of the Funds’ business is not the purchase of the securities of the applicable Subsidiary and the sale of its own securities. Rather, the Funds’ assets are typically invested outside the Subsidiary. As noted above, only 25% of each Fund’s assets may be invested in its Subsidiary. The Registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Funds.(5) In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Registrant does not believe that the Subsidiaries can be deemed “co-issuers” under Rule 140 and, thus, are not required to sign the registration statement.

(4)                                 See Letter from Richard Breeden to the Hon. John Dingell (Apr. 15, 1992)(outlining the regulation of master-feeder arrangements under the Investment Company Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (Apr. 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

(5)                                 See e.g., FBC Conduit Trust I, SEC No-Action Letter (Oct. 6, 1987)(Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

Although the Subsidiaries are not required to sign the registration statement, the Registrant believes that the SEC and the Staff will be able to adequately supervise and assert jurisdiction over the activities of each Subsidiary if necessary for the protection of Fund investors. First, the Subsidiaries will not be able to engage in any activity that would cause the Funds to violate the Investment Company Act pursuant to Section 48(a). Second, although each Subsidiary is organized in the Cayman Islands, the majority of their activities, including investment management, will take place in the United States. Each Subsidiary’s books and records will be maintained in the United States, together with the Funds’ books and records, in accordance with Section 31 of the Investment Company Act and the rules thereunder. Custody of each Subsidiary’s assets is maintained in the United States with the Funds’ custodian in accordance with Section 17(f) and the rules thereunder.

29.       Comment:                                 With respect to Money Market Fund, please confirm that the Fund’s portfolio securities will comply with Rule 2a-7 under the Investment Company Act.

Response:                                    The Registrant confirms that Money Market Fund’s portfolio securities comply with Rule 2a-7.

30.       Comment:                                 With respect to Short Duration Fund, the Staff notes that the Fund’s principal investment strategy indicates that “[t]he Fund may invest up to 35% of its net assets in securities rated below ‘investment grade.’” Please indicate that such securities are also referred to as “junk bonds.”

Response:                                    The Registrant will revise the disclosure consistent with this comment.

31.       Comment:                                 With respect to Unconstrained Bond Fund, the Staff notes that the Fund’s principal investment strategy indicates that “[t]he Fund seeks to achieve its goal by investing at least 80% of its net assets in fixed income securities and derivatives related to fixed income securities.” Please confirm whether those derivatives are used to meet the 80% test and explain how the Fund makes its calculation for the 80% test.

Response:                                    The Registrant confirms that the Fund’s investments in derivatives are used to meet the 80% test.  For purposes of the 80% test calculation, the Registrant values derivatives positions at their market value.

32.       Comment:                                 With respect to World Bond Fund, the Staff notes that the Fund’s principal investment strategy indicates that, “[u]nder normal circumstances, the Fund invests at least 80% of its net assets in a broad range of fixed income securities, including U.S. and non-U.S. government and corporate debt, mortgage-related and other asset-backed securities, loan participations, inflation-protected securities, structured securities, variable, floating, and inverse floating rate instruments and preferred stock.” Please explain supplementally why, although the Fund’s name includes the term “Bond,” the preceding statement does not reference “bonds.”

Response:                                    The Registrant notes that the term “bond,” as used in the Fund’s name, is used as a term of art to refer to fixed-income investing. The Registrant believes that such use of the term “bond” is common in the industry, and notes that Investopedia, an investing education website, indicates that “[b]onds are commonly referred to as fixed-income securities . . . .” Accordingly, the Fund has used the more technical “fixed-income securities” terminology for purposes of its investment strategy, and the more colloquial term “bond” for purposes of the Fund’s name. The Registrant believes that this approach is consistent with the requirements of Rule 35d-1 under the Investment Company Act and notes that it is also consistent with certain other “bond” funds offered by other fund complexes.(6) The Registrant has, however, added a reference to “bonds” in the list of fixed income securities in which the Fund may invest.

33.       Comment:                                 With respect to Value Fund, the Staff notes that the Fund’s principal investment strategy indicates that, “[u]nder normal circumstances, the Fund invests at least 80% of its assets in equity securities of companies with market capitalizations above $2 billion.” Please disclose the types of equity securities in which the Fund will invest.

Response:                                    The Registrant notes that the Fund is permitted to invest in all types of equity securities and that the Additional Information Regarding Risks and Investment Strategies section identifies types of securities that are considered “equity securities.”

34.       Comment:                                 With respect to Municipal Real Return Fund, please confirm whether the securities in which the Fund invests for purposes of meeting its 80% test adopted in accordance with Rule 35d-1 under the Investment Company Act may be subject to the federal alternative minimum tax (“AMT”). If so, please disclose that fact in the Prospectus.

(6)                                 The Registrant notes that, prior to the SEC’s adoption of Rule 35d-1, the Staff had concluded that “a fund using the term ‘bond’ in its name satisfies the requirements of Section 35(d) of the [Investment Company Act] and Guide 1 to Form N-1A if it invests at least 65 percent of its total assets in debt instruments.” See Letter to Registrant from Carolyn B. Lewis, Assistant Director, Division of Investment Management (Feb. 25, 1994). While the Staff’s guidance in this regard was superseded by Rule 35d-1, the Registrant believes it supports the Registrant’s position.

Response:                                    The Registrant notes that the Fund does not invest in securities that may be subject to the AMT for purposes of meeting its 80% test.  Therefore, such disclosure is not included in the Prospectus. We note that the Prospectus specifies that the Fund may invest only up to 20% of its net assets in securities with income subject to federal income tax, including the AMT.

35.       Comment:                                 With respect to Municipal Real Return Fund, please review the Fund’s principal investment strategies and principal risk disclosures relating to derivatives to ensure that the information is not too generic or standardized and describes actual derivative investments that the Fund intends to use to achieve its investment objectives and the risks associated with these derivatives. In this regard, please see the Staff’s July 30, 2010 letter to the ICI describing derivatives disclosure that should be included in a mutual fund’s prospectus.

Response:                                    The Registrant believes that the disclosure regarding the Fund’s derivatives use contained in the Principal Investment Strategy and Main Risks sections is not too generic or standardized and describes actual derivative investments that the Fund intends to use to achieve its investment objective and the risks associated with these derivatives. As such, the Registrant believes that the disclosure regarding the Fund’s use and strategy with respect to derivatives already complies with the observations contained in the Staff’s letter to the ICI. As a result, the Registrant has not made any revisions to the Prospectus in response to this comment.

Although not related to a Staff comment, the Registrant notes that, with respect to International Growth Fund, International Opportunities Fund, International Small Company Fund and International Value Fund, the post-effective amendment added certain language to each Fund’s Prospectus indicating that at least 40% (and normally not less than 30%) of the Fund’s net assets will be invested in or exposed to foreign securities or derivative instruments with exposure to foreign securities of at least three different countries outside the United States.  The disclosure also defined “foreign” for purposes of this test. Because each Fund’s Prospectus already sets forth a policy requiring investment of a higher percentage of the Fund’s assets in foreign investments, this disclosure will be deleted from each Fund’s Prospectus in the filing to be made under Rule 485(b) under the Securities Act of 1933.

You requested that the Registrants make certain representations concerning each post-effective amendment and the responses being made to the comments received. These representations are included as exhibits to this letter.

Sincerely,

/s/ Stephanie Capistron

Stephanie Capistron

cc:	Alice A. Pellegrino
John V. O’Hanlon

[HARTFORD LETTERHEAD]

Exhibit

The Hartford Mutual Funds, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

February 22, 2013

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                             The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC File Nos. 333-02381 and 811-07589) Post Effective Amendment No. 113 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. O’Neal-Johnson:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Alice A. Pellegrino

Alice A. Pellegrino
Assistant Secretary
The Hartford Mutual Funds, Inc.

[HARTFORD LETTERHEAD]

The Hartford Mutual Funds II, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

February 22, 2013

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                             The Hartford Mutual Funds II, Inc. (the “Registrant”) (SEC File Nos. 002-11387 and 811-00558) Post Effective Amendment No. 119 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. O’Neal-Johnson:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Alice A. Pellegrino

Alice A. Pellegrino
Assistant Secretary
The Hartford Mutual Funds II, Inc.